UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25 AMENDMENT

Commission file number 001-31886

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q [ ]Form 10D

[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: __December 31, 2005______

 [ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

AXM Pharma, Inc.

(Full name of registrant)

N/A

(Former name if applicable)

17870 Castleton Street, Suite 255

(Address of principal executive office (street and number))

City of Industry, California

(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

This Amendment Amends the Form 12b-25 filed on March 30, 2006.

Registrant’s auditors will not complete their review of the financial statements for the year ended December 31, 2005, as a result of Registrant’s inability to meet the financial obligations owed to them.  The Registrant is in the process of attempting to secure financing from various sources.  However, due to the inability to timely meet its financial obligations owed to Registrant’s auditors and the Registrant’s auditor’s refusal to complete their review of the financial statements, the Registrant cannot complete the Form 10-KSB within the prescribed time period without incurring unreasonable effort and expense.

The Registrant has and will continue to extend its best efforts to file its Annual Report on Form 10-KSB for the year ended December 31, 2005, before the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Harry Zhang, CFO	(626)	964-2848
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [  ] No [X]

The Form 10-Q for the quarter ended September 30, 2005, was filed on November 20, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AXM Pharma, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006	By:	/s/ Wei-Shi Wang
Name: Wei-Shi Wang
Title: Chief Executive Officer

Exhibit to Form 12b-25

March 31, 2006

Members of the Audit Committee

AXM Pharma, Inc.

We are not in a position to complete the work and render an opinion on financial statements for the year ended December 31, 2005, because AXM Pharma, Inc. has not been able to keep our fees current.

Very truly yours,

/s/  Lopez Blevins, Bork & Associates, LLP

Lopez Blevins, Bork & Associates, LLP